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        [As adopted November 9, 1939; amended in Release No. 35-25746 (85,116), effective November 1, 1993, 58 F.R. 14999; and Release No. 35-25886 (85,226), effective November 1, 1993, 58 F.R. 51488.]

File No. 69-247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2/A

For the fiscal year ended December 31, 2003

STATEMENT BY HOLDING COMPANY
CLAIMING EXEMPTION UNDER RULE U-3A-2
FROM THE PROVISIONS OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To Be Filed Annually Prior to March 1
                                 DPL INC.
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, an amendment to its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"). This Form U-3A-2/A is filed as of May 17, 2005 for the purpose of correcting information regarding out of state wholesale sales of electricity by subsidiaries of DPL Inc., an Ohio corporation ("Claimant"), organized on September 16, 1985. Claimant's principal executive office is located at 1065 Woodman Drive, Dayton, Ohio 45432. Except for the information provided in Item 3 (c) and 3(d) herein, which are restated in their entirety, no change is made to the information contained in Claimant's Form U-3A-2 filed February 27, 2004. By virtue of its November 5, 2004 filing on Form U-1 in docket 70-10264, Claimant will be exempt from registration under the Act pursuant to Rule 6 pending a final order of the Commission in that docket and accordingly was not required to file a Form U-3A-2 for the fiscal year ended December 31, 2004.

3.
The following information for the last calendar year [2003] with respect to claimant and each of its subsidiary public utility companies:

(c)
Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Claimant	DP&L
None	93,361,000 0	kWh MCF
  (d)
  Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

Claimant	DP&L
None	92,619,000 0	kWh; MCF

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    None

        The above-named claimant has caused this amended statement to be duly executed on its behalf by its authorized officer on this 17th day of May, 2005.

DPL Inc. (Name of claimant)
By:	/s/ John J. Gillen John J. Gillen Senior Vice President and Chief Financial Officer
Attest:
/s/ Miggie E. Cramblit Miggie E. Cramblit Vice President and General Counsel

        Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

John J. Gillen	Senior Vice President and Chief Financial Officer
(Name)	(Title)
1065 Woodman Drive, Dayton, Ohio 45432 (Address)

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